Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLDMINING INC.
1830-1030 West Georgia Street
Vancouver, BC V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on December 30, 2022.

3.	News Release:

On December 30, 2022, GoldMining Inc. (the "Company") issued a news release through the facilities of CNW Newswire.

4.	Summary of Material Change:

The Company entered into an equity distribution dated December 30, 2022 (the "Distribution Agreement") for a new at-the-market equity program (the "ATM Program"), which program allows the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of common shares of the Company (the "Offered Shares") to the public from time to time, through the Agents (as defined below), at the Company's discretion.

5.	Full Description of Material Change:

On December 30, 2022, the Company entered into the Distribution Agreement with a syndicate of agents, including BMO Nesbitt Burns Inc. and BMO Capital Markets Corp. (the "Lead Agents") and H.C. Wainwright & Co., LLC, Haywood Securities Inc., Laurentian Bank Securities Inc. and Roth Capital Partners, LLC (together with the Lead Agents, the "Agents"), for the ATM Program, which replaces the Company’s previous at-the-market equity program which was set to expire on January 1, 2023, in accordance with its terms.

The ATM Program allows the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of the Offered Shares to the public from time to time, through the Agents, at the Company's discretion. Any Offered Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale.

Under the Distribution Agreement, sales of Offered Shares will be made by the Agents through "at-the-market distributions" as defined in National Instrument 44-102 – Shelf Distributions on the Toronto Stock Exchange, NYSE American LLC or any other trading market for the Offered Shares in Canada or the United States. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement.

Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) November 27, 2023.

The ATM Program became effective upon the filing of a prospectus supplement, in Canada, to the Company's short form base shelf prospectus dated October 27, 2021 and, in the U.S., to the Company's U.S. registration statement on Form F-10 filed May 3, 2021, as amended on October 27, 2021.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Patrick Obara
Chief Financial Officer
Telephone: (604) 630-1000

9.	Date of Report:

January 3, 2023